SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13-D

                    Under the Securities Exchange Act of 1934

                              TATONKA ENERGY, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    835758103
                                 (CUSIP Number)

                                George C. Barker.
                        9603 White Rock Trail, Suite 100
                               Dallas, Texas 75238
                                 (214) 340-9912
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 (April 3, 1998)
           (Date of Event which Requires the Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13-D

                               CUSIP NO. 835758103


1    Names of Reporting  Persons.  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

         GEORGE C. BARKER                    SS. No.  254660611

2    Check the Appropriate Box if a Member of a Group (a) [_] (b) [_]

3    SEC Use Only

4    Source of Funds             SC

5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]


6    Citizenship or Place of Organization

     USA

Number of Shares Beneficially Owned by Each Reporting Person With

7    SOLE VOTING POWER

     68,915,409

8    SHARED VOTING POWER

     0

9    SOLE DISPOSITIVE POWER

     68,915,409

10   SHARED DISPOSITIVE POWER

     0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     68,915,409

12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [_]

13   Percent of Class Represented by Amount in Row (11)

     87.9%

14   Type of Reporting Person

     IN

                         AMENDMENT NO. 1 TO SCHEDULE 13D


         This is Amendment No. 1 to the Schedule 13D filed April 13 , 1998, by George C. Barker, a United States citizen who is a resident of Dallas, Texas, and whose business address is 9603 White Rock Trail, Suite 100, Dallas, Texas 75238. The Schedule 13D and this Amendment No. 1 were and are being filed by Mr. Barker in his individual capacity and as Trustee of the Phy.Med., Inc.
Employee Stock Ownership Trust.

Item 1. Security and Issuer.

         The title and class of equity securities to which this statement relates is the Common Stock, $.001 par value (the "Company Common Stock"), of Tatonka Energy, Inc., an Oklahoma corporation,(the "Registrant"). The Registrant's principal executive offices are located at 9603 White Rock Trail, Suite 100 Dallas, Texas 75238.

Item 5. Interest in Securities of the Issuer.

         (a)-(e) On April 3, 1998, George C. Barker, ("Barker"), individually and as Trustee for the Phy.Med., Inc. Employee Stock Ownership Plan (the "ESOP"), acquired control of the Registrant. Prior to such date, such parties owned all the outstanding shares of Phy.Med., Inc., a Texas corporation ("PhyMed"), and on such date they acquired from the Registrant, in the aggregate, immediate ownership of and the right to receive an aggregate of 68,915,409 authorized but unissued shares of Common Stock, $.001 par value, of the Registrant, as presently constituted, which, if all such shares were presently outstanding, would constitute 87.9% of the Registrant's then outstanding 78,430,965 shares of Common Stock (86.9% of the 79,331,896 shares which would be outstanding on a fully diluted basis).

         The terms of the acquisition contemplate a 1-for-10 reverse stock split which will become effective shortly after the 1998 Annual Meeting of Shareholders. Upon the effectiveness of such reverse split, Barker and the ESOP will own 6,891,541 shares of 7,843,097 shares, $.01 par value, outstanding (7,933,190 shares on a full diluted basis). (The Registrant will continue to have 50,000,000 shares of Common Stock authorized.)

         Barker is the sole trustee of the ESOP and as such has the power to vote the shares owned by the ESOP on matters such as the uncontested election of Directors. Barker and his wife, Judith F. Barker, own in the aggregate approximately 70% of the vested interests of the participants in the ESOP.

         On March 6, 1998, certain parties entered into an Agreement and Plan of Reorganization and Merger (the "Agreement"). The parties were Barker and the ESOP, in their capacity as the shareholders of PhyMed, PhyMed itself, the Registrant and Tatonka Subsidiary, Inc., a newly-formed and wholly-owned subsidiary of the Registrant. The Agreement was consummated on April 3, 1998, by means of a statutory merger of Tatonka Subsidiary, Inc. into PhyMed, with PhyMed being the surviving corporation. As a result of the merger, PhyMed is now an 80% owned subsidiary of the Registrant, and the ESOP owns the remaining 20% of PhyMed.

         Prior  to  the  merger,   there  were  800  common   shares  of  PhyMed
outstanding, of which 500 were owned by Barker, individually, and 300 were owned by the ESOP.

         In the merger, the 500 PhyMed common shares owned by Barker were converted into immediate ownership of and the right to receive 53,840,163 shares of Common Stock of the Registrant, and 140 of the 300 PhyMed common shares owned by the ESOP were converted in like manner into 15,075,246 shares of Common Stock of the Registrant. The remaining 160 PhyMed common shares held by the ESOP now constitute the 20% of PhyMed common shares not owned by the Registrant.

         The Registrant has 50,000,000 shares of Common Stock authorized for issuance and, at the time of the merger, had 9,916,487 shares issued and outstanding or reserved for issuance. To the extent that the terms of the merger would have resulted in the issuance of more than 50,000,000 shares, the excess over 50,000,000 shall not be issued until such time as the stockholders of the Registrant have approved an appropriate amendment to the Registrant's Certificate of Incorporation. Prior to such approval, Barker and the ESOP will continue to have a contractual right, pursuant to the Agreement and the Articles of Merger filed with the Secretary of State of Texas at the time of the merger, to receive such excess shares, subject to such required stockholder approval.

         In summary, Barker and the ESOP received an aggregate of 39,583,513 shares of the Registrant at the time of the merger, the same being 80.6% of the 49,099,069 shares outstanding immediately after the merger. Of such number, Barker, individually, received 30,924,620 shares (approximately 63%) of the outstanding shares, and the ESOP received 8,658,893 shares (approximately 17.6%), both percentages on a fully-diluted basis.

         Barker and the ESOP continue to have a contractual right to receive, in the aggregate, an additional 29,331,896 shares, which will result in their having, collectively, 86.9% of the then outstanding Common Stock of the Registrant on a fully-diluted basis. Of such additional shares, 22,915,544 will be received by Barker, individually, and 6,416,352 shares will be received by the ESOP.

         The parties to the Agreement contemplate that the Board of Directors and stockholders of the Registrant will approve an amendment to the Registrant's Certificate of Incorporation approving a 1-for-10 reverse stock split (including an increase in the par value of the Common Stock from $.001 to $.01) and a change of the Registrant's name to "PhyMed, Inc.". Upon the effectiveness of such reverse stock split, all outstanding shares of common stock of the Registrant, including the shares which were issued to Barker and the ESOP upon the effectiveness of the merger, will represent one-tenth (1/10th) as many shares. In addition, all shares reserved for issuance, including the shares which the Registrant will still have a contractual obligation to issue to Barker and the

ESOP, will become rights to receive one-tenth (1/10th) as many shares. The unissued shares due Barker and the ESOP from the merger will then be immediately issued because the Registrant will then have a sufficient number of authorized but unissued shares to issue for this purpose.

Possible Change of Control

         The 800 shares of PhyMed owned by Barker and the ESOP at the time of the merger were pledged to Patrick Alan Luckett ("Luckett") to secure the payment of (a) two promissory notes payable to the order of Luckett, which were issued to him as partial payment for shares of PhyMed purchased from him, and
(b) a guaranty of such notes.

         On September 21, 1993, Barker and Luckett owned all the then outstanding common shares of PhyMed, Inc., each of them owning of 500 common shares. On such date Luckett sold 200 of his shares to PhyMed and 300 shares to the ESOP. The sales were for cash and promissory notes. One note was issued by PhyMed in the original principal amount of $800,000 pursuant to the terms of a Loan and Security Agreement dated September 21, 1993, and the second promissory note was issued by the ESOP in the original principal amount of $800,000. Both notes were guaranteed by Barker. The PhyMed note was secured by the 200 shares repurchased from Luckett by PhyMed; the ESOP note was secured by the 300 shares the ESOP purchased from Luckett; and the 500 shares already owned by Barker were pledged to secure his guaranty of the two notes.

         The aggregate of 68,915,409 shares of Common Stock of the Registrant received and to be received by Barker and the ESOP as a result of the merger have been and will be substituted in the pledge for the 640 PhyMed shares which were released from the pledge and converted into such shares of Common Stock of the Registrant. The 20% of PhyMed still owned by the ESOP remains pledged for such purpose.

         As of April 1, 1998, the unpaid principal balance on the PhyMed note was $186,008, and the ESOP note was $384,167.

         At November 24, 1998, a non-monetary event of default existed under this financing. It was waived by Mr. Lucket on October 24, 1998, See the Registrant's Form 10-QSB for the quarter ended June 30, 1998, Item 2(b), "Liquidity and Capital Resources.

         Except as set forth in this Schedule 13D, including Item 6 below, there have been no transactions by Barker or the ESOP in the Common Stock of the Registrant within the last 60 days.

         See Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 5 above.

         Effective December 31, 1997, the Board of Directors authorized the Company to issue to Joe P. Foor 1,000,000 shares of Common Stock, as presently constituted (which will be 100,000, after giving effect to a proposed 1-for-10 reverse stock split), as a finder's fee for his services in introducing the Company and Phy.Med., Inc., and assisting in the consummation of an acquisition of PhyMed, such shares to be issuable only in the event of the consummation of a business combination transaction whereby the Company acquires Phy.Med., Inc. On such date, the Common Stock was trading at about $0.06 per share (or $20,000). The 1,000,000 shares were valued at $0.02 per share, on the basis of the market value of the stock, discounted for being "restricted securities" and lack of liquidity, as well as the Company's lack of earnings and book value. The Company became obligated to issue such 1,000,000 shares of Common Stock to Joe Foor for his services when the merger transaction which became effective on April 3, 1998, and the shares are deemed to have been issued on such date.

         On March 31, 1998, the Company entered into a letter agreement with Joe
P. Foor and CCDC, Inc., a company controlled by Joe R. Love. Mr. Foor and CCDC, Inc. (the "consultants") have agreed to provide certain specified consulting and advisory services of a corporate development nature as the Company may need. These include the identification, evaluation and negotiation of acquisitions, strategic planning, optimization of capital structure, access to capital markets, and similar services. The agreement is for a term of one year and will continue after one year until terminated by either party upon 30 days' notice.

         The Company will pay the consultants a $36,000 annual retainer, plus out-of-pocket expenses. The consultants will also earn a transaction fee for each acquisition or capital placement completed the Company completes. The amount of the retainer will be credited against any transaction fees earned by the consultants. The transaction fee will be based on the total amount paid by the acquiring party or the total capital raised and will be a minimum of 3% of such transaction amount. If greater than 3%, the transaction fee will be determined by what is generally referred to as the "Lehman Formula," which is an amount equal to the sum of:

         5% of the first  $1,000,000  of  transaction  amount;
         4% of the second $1,000,000;
         3% of the third $1,000,000;
         2% of the fourth  $1,000,000; and
         1% of the remainder of the transaction amount.

         The Company is currently seeking to raise additional capital for the expansion of the business of PhyMed and is conducting a private offering of securities. The offering is being made to accredited investors only and seeks to raise a minimum of $200,000 and a maximum of $3,000,000 from the sale of Units of a new Series B 12% Convertible Preferred Stock and Warrants to purchase Common Stock.. The consultants will earn a transaction fee on any capital the Company raises in this securities offering.

         Effective May 4, 1998, the Board of Directors granted stock options to Messrs. Barker, Love and Foor, subject to the approval of the shareholders. Each of the options is subject to a separate stock option agreement and is not part of a plan. The three options are exercisable to purchase a total of 10,000,000 shares of the Company's Common Stock at $0.075 per share, as presently constituted

(1,000,000 shares at $.75 per share, after the effectiveness of the 1-for-10 reverse stock split).

         Mr. Barker's option is exercisable to purchase 5,000,000 shares of Common Stock, as presently constituted (500,000 shares, after the effectiveness of the 1-for-10 reverse stock split). The option is not immediately exercisable. It vests and becomes exercisable in full at the end of any quarter during any fiscal year when the cumulative "Operating Profit Before Corporate Overhead" for such fiscal year to date equals or exceeds $1,065,483.

         Mr. Barker's option has a term of 10 years and expires on May 4, 2008. The purpose of Mr. Barker's stock option is to retain and incentivise him as Chairman of the Board, President and Chief Executive Officer of the Company.

         The options granted to Mr. Love and Mr. Foor are each exercisable to purchase 2,500,000 shares, as presently constituted (250,000 shares, after the effectiveness of the 1-for-10 reverse stock split). Each option can be exercised in whole or in part at any time after the effectiveness of the 1- for-10 reverse stock split, has a term of 10 years and expires on May 4, 2008. The purpose of the options granted to Mr. Love and Mr. Foor is to compensate them for serving as Directors of the Company.

         The number of shares subject to an option is subject to proportional adjustment for any increase or decrease in the number of shares issued by the Company without receipt of consideration by the Company, such as a stock dividend or a stock split.

         The options are non-qualified stock options under the Internal Revenue Code of 1986. As a general rule, no tax is imposed on the optionee upon the grant of an option, nor will the Company be entitled to a tax deduction by reason of such grant. Generally, upon the exercise of an option, an optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price. Thereafter, if the holder holds the stock for a period of one year or less the sale will be treated as subject to ordinary income tax rates. Stock held for a period exceeding one year receives capital gain tax rate treatment. The Company will be entitled to a tax deduction in an amount equal to the compensation recognized by the optionee.

Item 7. Material to Be Filed as Exhibits

        Attached as Exhibits are the following documents:

     Exhibit Number                        Description
     --------------                        -----------

          1. Agreement and Plan of Reorganization and Merger dated as of March 6, 1998 by and among Tatonka Energy, Inc., Tatonka Energy Subsidiary, Inc., Phy.Med., Inc. and the Stockholders of PhyMed, Inc.*

          2. Amendment dated as of March 6, 1998, to Agreement and Plan of Reorganization and Merger dated as of March 6, 1998 by and among Tatonka Energy, Inc. Tatonka Energy Subsidiary, Inc. Phy. Med., Inc. and the Stockholders of PhyMed, Inc.

------------------------------

* Previously filed with the original Schedule 13D filed on April 13, 1998.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date: December 3, 1998                              /s/ George C. Barker
                                                    --------------------
                                                        George C. Barker

                            EXHIBIT 2 TO SCHEDULE 13D



                                  AMENDMENT TO

                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER



         This Amendment to Agreement and Plan of Reorganization and Merger (this "Amendment"), is dated as of March 6, 1998, by and among TATONKA ENERGY, INC., an Oklahoma corporation ("Tatonka"), TATONKA ENERGY SUBSIDIARY, INC., a Texas corporation and a wholly-owned subsidiary of Tatonka ("Tatonka Sub"), PHY. MED., INC., a Texas corporation (the "Company") and GEORGE C. BARKER, a Texas resident ("Barker") and the EMPLOYEE STOCK OWNERSHIP PLAN OF PHY. MED., INC. (the "ESOP")(Barker and the ESOP are collectively the "Stockholders").

                                    Recitals



         A. The parties have entered into an Agreement and Plan of Reorganization and Merger dated as of March 6, 1998 (the "Agreement"), pursuant to which Tatonka, Tatonka Sub, and the Company intend that Tatonka Sub be merged with and into the Company, and that the Company be the sole surviving corporation (sometimes called the "Surviving Corporation"), and Tatonka Sub be the disappearing corporation (sometimes called the "Disappearing Corporation").



         B. Tatonka, Tatonka Sub and the Company have each determined to engage in the transactions contemplated hereby, pursuant to which (i) Tatonka Sub will merge with and into the Company upon the terms and conditions set forth in this Agreement and in accordance with the laws of the State of Texas, (ii) 80% of the outstanding shares of the Company Common Stock shall be converted at such time into shares of common stock, par value $.001 per share, of Tatonka (the "Tatonka Common Stock") as set forth in this Agreement, and (iii) the Company shall become an 80% owned subsidiary of Tatonka.



         C. Recital F of the Agreement incorrectly states that Tatonka has 9,916,487 shares of Common Stock issued and outstanding or reserved for issuance, when the correct number is 10,416,487 shares issued and outstanding or reserved for issuance.



         D. Section 2.11 contains several erroneous numbers of shares and percentages.



         E. "Exhibit A-Merger Consideration" to Exhibit "A" to the Articles of Merger erroneously states:

         "The Stockholders shall receive the following Tatonka Common Stock as their Merger Consideration:



         George C. Barker......................................54,230,788 shares

         The ESOP...............................................5,184,621 shares

         Total Merger Consideration...........................69,415,409 shares"



         NOW, THEREFORE, in consideration of the preceding recitals and their mutual desire that the Agreement read correctly, the parties mutually agree to correct said errors, as follows:



         1. Recital F correctly reads as follows:



                  "F. Tatonka has 50,000,000 shares of Common Stock authorized for issuance and 10,416,487 shares issued and outstanding or reserved for issuance. Issuance at the effective Time of all the shares representing the Merger Consideration would result in the issuance of more than such 50,000,000 authorized shares."



         2. Section 2.11 of Exhibit "A" attached to the Articles of Merger correctly reads as follows:



                  "Section 2.11 Percentage Protection Provision. The parties to this Agreement agree that they are entering into this Agreement with the intention that Barker and the ESOP will have at least 86.87% of the shares of Tatonka Common Stock outstanding after (a) the Effective Time and (b) the conversion of all the Tatonka Preferred Stock, but before the exercise of any of the three stock options contemplated to be issued by Tatonka (after the Effective Time) and referred to in Section
         4.4 of this Agreement. The numbers of shares of Tatonka Common Stock set forth on Exhibit A as being issued to Barker and the ESOP at the Effective Time are based on the assumptions that (a) no more than 9,515,556 shares of Tatonka Common Stock, as presently constituted, will be outstanding at the Effective Time (exclusive of any shares that may be issued upon conversion of Tatonka Preferred Stock prior to the Effective Time), (b) no more than 900,931 shares will be issued upon conversion of all the Tatonka Preferred Stock, (c) no other shares of Tatonka Common Stock will be issued by virtue of any rights to receive any shares of Tatonka Common Stock or other securities of Tatonka that exist at the date of this Agreement or will exist at the Effective Time, and (d) the aggregate of 10,416,487 shares enumerated in (a) and
         (b) above will constitute no more than 13.13% of the shares of Tatonka Common Stock outstanding after the events described above.

                  The parties to this Agreement covenant and agree that if more than the 10,416,487 shares of Tatonka Common Stock referred to in the foregoing paragraph are ultimately issued by Tatonka as a consequence of the matters referred to in such paragraph, Tatonka shall issue to Barker and the ESOP, pro rata, such additional number of shares of Tatonka Common Stock as shall be necessary to increase their collective ownership percentage of all shares of Tatonka Common Stock outstanding after the events described above to 86.87%."



         3. (2) "Exhibit A-Merger Consideration," which is attached to Exhibit "A" to the Articles of Merger, correctly reads as set forth below:





                        "Exhibit A - Merger Consideration

                                 (As Corrected)



         The Stockholders shall receive the following Tatonka Common Stock as their Merger Consideration:



         George C. Barker......................................53,840,164 shares



         The ESOP..............................................15,075,245 shares



         Total Merger Consideration...........................68,915,409 shares"





         IN WITNESS WHEREOF, the parties have duly executed this Amendment to Agreement and Plan of Reorganization and Merger as of the date first written above.


TATONKA:                                  TATONKA ENERGY, INC.



                                          By: /s/ Joe Foor
                                             ------------------------------
                                                  Joe Foor
                                                  President


TATONKA SUB:                              TATONKA ENERGY SUBSIDIARY, INC.,

                                          By: /s/ Joe Foor
                                             -----------------------------
                                                  Joe Foor
                                                  President


THE COMPANY:                              PHY. MED., INC.



                                          By: /s/ George C. Barker
                                             -----------------------------
                                                  George C. Barker
                                                  President
BARKER:




                                              /s/ George C. Barker
                                             -----------------------------
                                                  George C. Barker


ESOP:                                     EMPLOYEE STOCK OWNERSHIP
                                          PLAN OF PHY. MED, INC.



                                          By: /s/ George C. Barker
                                             ------------------------------
                                                  George C. Barker, Trustee